UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 November 2006

To:
Australian Stock Exchange
London Stock Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
Deutsche Bank
UBS Zurich

For Announcement to the Market

I advise the following results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held on 29 November 2006 and BHP Billiton Plc ("Plc") held on 26 October 2006.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Because of the nature of that Structure, the poll results for each company on Joint Electorate Actions are identical.

The poll results were:

Business Votes Votes Votes Result For Against Abstained
1 Receipt of the Financial 2,856,082,420 7,514,135 153,904,376 CARRIED Statements and Reports of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)
2 Receipt of the Financial 2,856,315,353 7,407,926 153,778,313 CARRIED Statements and Reports of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)
3 Election of Mr P M Anderson 2,946,498,215 14,746,834 56,202,942 CARRIED as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)
4 Election of Mr P M Anderson as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)		2,946,686,512	14,811,562 55,995,750 CARRIED
5 Election of Mr M J Kloppers as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)		2,950,556,097	12,597,758 53,899,222 CARRIED
6 Election of Mr M J Kloppers as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)		2,950,521,623	12,600,895	53,939,220	CARRIED
7	Election of Mr C J Lynch as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,948,486,378	14,763,881	54,261,712	CARRIED
8	Election of Mr C J Lynch as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,948,747,499	14,819,044	53,936,122	CARRIED
9	Election of Mr J Nasser as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,941,912,180	11,197,709	64,398,133	CARRIED
10	Election of Mr J Nasser as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,942,128,449	11,211,169	64,167,873	CARRIED
11	Re-election of Mr D A Crawford as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,929,249,423	16,488,155	71,776,943	CARRIED
12	Re-election of Mr D A Crawford as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,929,513,074	16,418,219	71,583,628	CARRIED
13	Re-election of Mr D R Argus as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,963,769,955	14,689,481	39,052,086	CARRIED
14	Re-election of Mr D R Argus as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,963,882,297	14,715,743	38,913,692	CARRIED
15	Re-election of Dr D C Brink as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,936,258,344	14,643,995	66,599,907	CARRIED
16	Re-election of Dr D C Brink as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,936,418,580	14,677,247	66,406,819	CARRIED
17	Re-election of Dr J G S Buchanan as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,930,409,328	9,182,085	77,915,728	CARRIED
18	Re-election of Dr J G S Buchanan as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,930,659,118	9,177,984	77,670,439	CARRIED
19	Re-election of Dr J M Schubert as a director of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,968,469,488	9,203,147	39,838,877	CARRIED
20	Re-election of Dr J M Schubert as a director of BHP Billiton Limited (an ordinary resolution and Joint Electorate Action)	2,968,717,128	9,245,697	39,546,913	CARRIED
21	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	3,005,793,320	7,198,172	4,521,996	CARRIED
22	Renewal of the general authority to allot shares in BHP Billiton Plc (an ordinary resolution and Joint Electorate Action)	2,863,600,154	144,056,509	8,833,696	CARRIED
23	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution and Joint Electorate Action)	2,942,243,288	63,748,313	9,256,764	CARRIED
24	Approval of the repurchase of shares in BHP Billiton Plc (a special resolution and Joint Electorate Action)	3,006,722,410	3,993,908	4,536,710	CARRIED
25

Approval of the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd or one of its subsidiaries on each of the following dates (each one a special resolution and Joint Electorate Action):

25(i)	31 December 2006	2,997,314,521	3,595,271	10,725,959	CARRIED
25(ii)	31 March 2007	3,000,991,053	3,637,143	10,607,421	CARRIED
25(iii)	15 May 2007	3,000,979,814	3,588,862	10,666,379	CARRIED
25(iv)	30 June 2007	3,000,993,430	3,564,784	10,677,537	CARRIED
25(v)	30 September 2007	3,000,864,515	3,627,628	10,740,746	CARRIED
25(vi)	15 November 2007	3,000,330,267	4,413,891	10,476,473	CARRIED
26	Approval of the Remuneration Report (an ordinary resolution and Joint Electorate Action)	2,790,499,101	153,825,877	49,399,058	CARRIED
27	Approval of the grant of awards to Mr C W Goodyear under the GIS and the LTIP (an ordinary resolution and Joint Electorate Action)	2,906,640,689	44,416,901	65,050,426	CARRIED
28	Approval of the grant of awards to Mr M J Kloppers under the GIS and the LTIP (an ordinary resolution and Joint Electorate Action)	2,905,047,683	45,225,979	65,533,891	CARRIED
29	Approval of the grant of awards to Mr C J Lynch under the GIS and the LTIP (an ordinary resolution and Joint Electorate Action)	2,905,161,701	45,399,939	65,515,236	CARRIED
30	Approval of the BHP Billiton Global Employee Share Plan (an ordinary resolution and Joint Electorate Action)	2,982,042,781	26,381,655	7,321,891	CARRIED
31	Approval of change to the maximum aggregate remuneration aid by BHP Billiton Plc to the non-executive directors in any year (an ordinary resolution and Joint Electorate Action)	2,824,108,430	125,374,921	36,109,958	CARRIED
32	Approval of change to the maximum aggregate remuneration aid by BHP Billiton Limited to the non-executive directors in any year (an ordinary resolution and Joint Electorate Action)	2,823,886,958	125,823,046	35,980,742	CARRIED

K J Wood Group Company Secretary
Appendix 1
	BHP Billiton Limited & BHP Billiton Plc
	Final Proxy Position
		Limited	Plc
1	Receipt of the Financial Statements and Reports of BHP Billiton Plc
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,465,271,126	1,395,693,524

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,391,059,915	1,383,110,330
	was to vote against the resolution	1,984,771	5,531,863
	was to abstain on the resolution	103,972,527	49,931,849
	may vote at the proxy's discretion	72,226,440	7,051,331
2	Receipt of the Financial Statements and Reports of BHP Billiton Limited
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,465,397,391	1,395,693,583

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,391,248,113	1,383,078,688
	was to vote against the resolution	1,888,679	5,521,746
	was to abstain on the resolution	103,846,523	49,931,790
	may vote at the proxy's discretion	72,260,599	7,093,149
3	Election of Mr P M Anderson as a director of BHP Billiton Plc
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,564,436,732	1,394,222,661

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,488,035,770	1,376,288,276
	was to vote against the resolution	3,814,273	10,873,480
	was to abstain on the resolution	4,800,231	51,402,711
	may vote at the proxy's discretion	72,586,689	7,060,905
4	Election of Mr P M Anderson as a director of BHP Billiton Limited
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,564,621,269	1,394,233,719

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,488,200,840	1,376,266,234
	was to vote against the resolution	3,879,001	10,873,480
	was to abstain on the resolution	4,604,097	51,391,653
	may vote at the proxy's discretion	72,541,428	7,094,005
5	Election of Mr M J Kloppers as a director of BHP Billiton Plc
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,082,806	1,395,879,046

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,489,590,523	1,379,043,933
	was to vote against the resolution	2,814,482	9,774,740
	was to abstain on the resolution	4,152,896	49,746,326
	may vote at the proxy's discretion	72,677,801	7,060,373
6	Election of Mr M J Kloppers as a director of BHP Billiton Limited
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,039,971	1,395,890,144

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,489,470,405	1,379,020,926
	was to vote against the resolution	2,817,749	9,775,059
	was to abstain on the resolution	4,203,992	49,735,228
	may vote at the proxy's discretion	72,751,817	7,094,159
7	Election of Mr C J Lynch as a director of BHP Billiton Plc
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,564,729,517	1,395,878,056

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,486,932,236	1,379,031,201
	was to vote against the resolution	4,962,627	9,783,384
	was to abstain on the resolution	4,514,396	49,747,316
	may vote at the proxy's discretion	72,834,654	7,063,471
8	Election of Mr C J Lynch as a director of BHP Billiton Limited
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,034,303	1,395,889,154
	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,487,285,984	1,379,005,473
	was to vote against the resolution	5,014,703	9,786,471
	was to abstain on the resolution	4,199,904	49,736,218
	may vote at the proxy's discretion	72,733,616	7,097,210
9	Election of Mr J Nasser as a director of BHP Billiton Plc
	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,554,895,113	1,395,575,920

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,475,983,387	1,383,420,736
	was to vote against the resolution	6,108,979	5,084,546
	was to abstain on the resolution	14,348,681	50,049,452
	may vote at the proxy's discretion	72,802,747	7,070,638
10	Election of Mr J Nasser as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,555,113,954	1,395,586,408

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,476,265,231	1,383,415,058
	was to vote against the resolution	6,119,643	5,087,342
	was to abstain on the resolution	14,128,909	50,038,964
	may vote at the proxy's discretion	72,729,080	7,084,008
11	Re-election of Mr D A Crawford as a director of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,563,806,673	1,379,285,219

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,483,601,726	1,363,112,702
	was to vote against the resolution	7,378,539	9,099,613
	was to abstain on the resolution	5,437,290	66,339,653
	may vote at the proxy's discretion	72,826,408	7,072,904
12	Re-election of Mr D A Crawford as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,563,988,890	1,379,296,317

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,483,871,920	1,363,179,485
	was to vote against the resolution	7,377,658	9,030,558
	was to abstain on the resolution	5,255,073	66,328,555
	may vote at the proxy's discretion	72,739,312	7,086,274
13	Re-election of Mr D R Argus as a director of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,916,625	1,409,900,125

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,486,644,744	1,394,781,038
	was to vote against the resolution	6,633,950	8,052,019
	was to abstain on the resolution	3,327,338	35,724,748
	may vote at the proxy's discretion	72,637,931	7,067,068
14	Re-election of Mr D R Argus as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,566,043,731	1,409,911,223

	Þ Total number of proxy votes in respect of which the appointments secified that the proxy -
	was to vote for the resolution	1,486,864,642	1,394,777,181
	was to vote against the resolution	6,660,212	8,052,019
	was to abstain on the resolution	3,200,042	35,713,650
	may vote at the proxy's discretion	72,518,877	7,082,023
15	Re-election of Dr D C Brink as a director of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,554,046,570	1,394,222,358

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,475,627,217	1,378,072,826
	was to vote against the resolution	5,547,555	9,081,464
	was to abstain on the resolution	15,197,393	51,402,514
	may vote at the proxy's discretion	72,871,798	7,068,068
16	Re-election of Dr D C Brink as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,554,229,624	1,394,232,392

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,475,868,983	1,378,069,171
	was to vote against the resolution	5,580,488	9,081,783
	was to abstain on the resolution	15,014,339	51,392,480
	may vote at the proxy's discretion	72,780,153	7,081,438
17	Re-election of Dr J G S Buchanan as a director of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,063,500	1,371,889,608

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,487,699,704	1,360,137,620
	was to vote against the resolution	4,492,914	4,681,450
	was to abstain on the resolution	4,180,463	73,735,265
	may vote at the proxy's discretion	72,870,882	7,070,538
18	Re-election of Dr J G S Buchanan as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,297,691	1,371,900,706

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,488,022,727	1,360,131,570
	was to vote against the resolution	4,488,813	4,681,450
	was to abstain on the resolution	3,946,272	73,724,167
	may vote at the proxy's discretion	72,786,151	7,087,686
19	Re-election of Dr J M Schubert as a director of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,131,724	1,409,898,225

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,487,306,099	1,398,582,543
	was to vote against the resolution	4,949,703	4,244,144
	was to abstain on the resolution	4,112,229	35,726,648
	may vote at the proxy's discretion	72,875,922	7,071,538
20	Re-election of Dr J M Schubert as a director of BHP Billiton Limited

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,565,410,416	1,409,909,323

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,487,538,745	1,398,576,228
	was to vote against the resolution	4,995,659	4,240,738
	was to abstain on the resolution	3,831,363	35,715,550
	may vote at the proxy's discretion	72,876,012	7,092,357
21	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,566,234,313	1,444,112,117

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,492,241,007	1,431,382,507
	was to vote against the resolution	1,542,474	5,652,743
	was to abstain on the resolution	3,008,740	1,513,256
	may vote at the proxy's discretion	72,450,832	7,076,867
22	Renewal of the general authority to allot shares in BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,560,347,499	1,444,693,361

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,468,474,779	1,312,508,157
	was to vote against the resolution	18,946,723	125,101,631
	was to abstain on the resolution	7,901,684	932,012
	may vote at the proxy's discretion	72,925,997	7,083,573

23	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,699,178	1,444,676,620

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,473,543,144	1,386,020,509
	was to vote against the resolution	12,153,191	51,573,525
	was to abstain on the resolution	8,308,011	948,753
	may vote at the proxy's discretion	73,002,843	7,082,586
24	Approval of the repurchase of shares in BHP Billiton Plc

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,562,915,393	1,445,181,459

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,485,844,528	1,437,941,975
	was to vote against the resolution	3,763,421	158,007
	was to abstain on the resolution	4,092,796	443,914
	may vote at the proxy's discretion	73,307,444	7,081,477
25	Approval of the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd or one of its subsidiaries on each of the following dates:

25(i)	31 December 2006

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,554,514,239	1,443,793,364

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,477,246,371	1,436,628,319
	was to vote against the resolution	3,508,959	40,747
	was to abstain on the resolution	8,893,950	1,832,009
	may vote at the proxy's discretion	73,758,909	7,124,298
25(ii)	31 March 2007

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,233,047	1,443,792,960

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,480,456,422	1,436,619,710
	was to vote against the resolution	3,550,856	40,722
	was to abstain on the resolution	8,775,008	1,832,413
	may vote at the proxy's discretion	74,225,769	7,132,528
25(iii)	15 May 2007

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,177,085	1,443,789,964

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,480,443,114	1,436,619,708
	was to vote against the resolution	3,506,851	37,684
	was to abstain on the resolution	8,830,970	1,835,409
	may vote at the proxy's discretion	74,227,120	7,132,572
25(iv)	30 June 2007

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,164,861	1,443,791,164

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,480,541,392	1,436,620,908
	was to vote against the resolution	3,476,256	37,728
	was to abstain on the resolution	8,843,328	1,834,209
	may vote at the proxy's discretion	74,147,213	7,132,528
25(v)	30 September 2007

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,098,990	1,443,793,164

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,480,279,369	1,436,621,077
	was to vote against the resolution	3,544,817	40,684
	was to abstain on the resolution	8,908,537	1,832,209
	may vote at the proxy's discretion	74,274,804	7,131,403
25(vi)	15 November 2007

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,364,525	1,443,792,564

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,480,019,532	1,435,776,102
	was to vote against the resolution	3,488,579	883,184
	was to abstain on the resolution	8,643,664	1,832,809
	may vote at the proxy's discretion	74,856,414	7,133,278
26	Approval of the Remuneration Report

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,540,262,793	1,416,231,400

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,446,567,137	1,266,851,960
	was to vote against the resolution	21,063,896	147,816,810
	was to abstain on the resolution	20,005,086	29,393,972
	may vote at the proxy's discretion	72,631,760	1,562,630
27	Approval of the grant of awards to Mr C W Goodyear under the GIS and the LTIP

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,927,985	1,390,877,214

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,451,037,917	1,382,062,072
	was to vote against the resolution	37,041,026	7,230,794
	was to abstain on the resolution	10,302,267	54,748,159
	may vote at the proxy's discretion	70,849,042	1,584,348
28	Approval of the grant of awards to Mr M J Kloppers under the GIS and the LTIP

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,151,495	1,390,872,837

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,449,361,283	1,382,058,843
	was to vote against the resolution	37,834,487	7,229,646
	was to abstain on the resolution	10,781,355	54,752,536
	may vote at the proxy's discretion	70,955,725	1,584,348
29	Approval of the grant of awards to Mr C J Lynch under the GIS and the LTIP

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,558,439,913	1,390,872,847

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,449,403,671	1,382,058,319
	was to vote against the resolution	38,010,598	7,230,180
	was to abstain on the resolution	10,762,710	54,752,526
	may vote at the proxy's discretion	71,025,644	1,584,348
30	Approval of the BHP Billiton Global Employee Share Plan

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,563,083,564	1,444,075,799

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,469,717,003	1,438,190,190
	was to vote against the resolution	21,994,216	4,320,525
	was to abstain on the resolution	5,772,636	1,549,255
	may vote at the proxy's discretion	71,372,345	1,565,084
31	Approval of a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive directors in any year

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,526,797,215	1,421,691,249

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,404,223,059	1,381,767,538
	was to vote against the resolution	86,894,355	38,364,291
	was to abstain on the resolution	12,175,834	23,934,124
	may vote at the proxy's discretion	35,679,801	1,559,420
32	Approval of a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive directors in any year

	Þ Total number of proxy votes exercisable by all proxies validly appointed	1,527,024,504	1,421,688,481

	Þ Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,404,007,683	1,381,758,986
	was to vote against the resolution	87,357,707	38,349,164
	was to abstain on the resolution	12,049,168	23,931,574
	may vote at the proxy's discretion	35,659,114	1,580,331

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 30 November 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary